Exhibit I

CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES FIRST QUARTER 2023 FINANCIAL RESULTS

ATHENS, Greece, May 5, 2023 (GLOBE NEWSWIRE) — Capital Product Partners L.P. (the “Partnership”, “CPLP” or “we” / “us”) (NASDAQ: CPLP), an international owner of ocean-going vessels, today released its financial results for the first quarter ended March 31, 2023.

Highlights

	Three-month periods ended March 31,
	2023	2022	Increase/(Decrease)
Revenues	$81.0 million	$73.4 million	10%
Expenses	$45.1 million	$40.2 million	12%
Net Income	$10.0 million	$25.1 million	(60%)
Net Income per common unit	$0.49	$1.26	(61%)
Average number of vessels[1]	21.4	21.0	2%

•	Operating Surplus[2] and Operating Surplus after the quarterly allocation to the capital reserve for the first quarter of 2023 were $36.3 million and $3.0 million, respectively.

•	Announced common unit distribution of $0.15 for the first quarter of 2023.

•	Took delivery of the M/V Itajai Express and the LNG/C Asterix I, both with long term employment in place.

•	Secured new employment for the M/V Akadimos for approximately 24 months.

•	Repaid in full the 2021 CMBFL Panamax Sale and Lease Back Facility (the “CMBFL Facility”) for a total amount of $23.4 million.

•	Repurchased 129,258 common units during the first quarter of 2023 at an average cost of $13.57 per unit.

[1]

Average number of vessels is measured by aggregating the number of days each vessel was part of our fleet during the period and dividing such aggregate number by the number of calendar days in the period.

[2]

Operating surplus is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. Please refer to Appendix A at the end of the press release for a reconciliation of this non-GAAP measure with net income.

Overview of First Quarter 2023 Results

Net income for the quarter ended March 31, 2023, was $10.0 million, compared with net income of $25.1 million for the first quarter of 2022. Taking into account the interest attributable to the general partner and the allocation of net income to unvested units, net income per common unit for the quarter ended March 31, 2023, was $0.49, compared to net income per common unit of $1.26 for the first quarter of 2022. The decrease in net income was primarily attributable to the increase in total other expense resulting from the increase in the Partnership’s total average indebtedness and the increase in the weighted average interest rate compared to the first quarter of 2022.

Total revenue for the quarter ended March 31, 2023 was $81.0 million, compared to $73.4 million during the first quarter of 2022. The increase in revenue was primarily attributable to the revenue contributed by the newbuilding vessels acquired by the Partnership, namely the M/V Manzanillo Express and the M/V Itajai Express, which were delivered to the Partnership in the fourth quarter of 2022 and the first quarter of 2023, respectively, and the LNG/C Asterix I, which was delivered to the Partnership in February 2023, and the previously announced increase in the daily rate earned by the LNG/Cs Aristarchos and Asklipios, which has been effective since September 1, 2022, partly offset by the sale of the M/V Archimidis and the M/V Agamemnon in July 2022.

Total expenses for the quarter ended March 31, 2023 were $45.1 million, compared to $40.2 million in the first quarter of 2022. Voyage expenses for the quarter ended March 31, 2023, increased to $3.8 million, compared to $3.6 million in the first quarter of 2022, due to the net increase in the average size of our fleet. Total vessel operating expenses during the first quarter of 2023 amounted to $19.3 million, compared to $16.7 million during the first quarter of 2022. The increase in vessel operating expenses was mainly due to the net increase in the average number of vessels in our fleet and the increase in the operating expenses of certain of our vessels in view of scheduled maintenance and one-off repairs. Total expenses for the first quarter of 2023 also include vessel depreciation and amortization of $19.2 million, compared to $18.4 million in the first quarter of 2022. The increase in depreciation and amortization during the first quarter of 2023 was mainly attributable to the net increase in the average size of our fleet, partly offset by lower amortization of deferred dry-docking costs. General and administrative expenses for the first quarter of 2023 amounted to $2.8 million, compared to $1.5 million in the first quarter of 2022. The increase in general and administrative expenses was mainly attributable to the increase in the amortization associated with our equity incentive plan.

Total other expense, net for the quarter ended March 31, 2023, was $25.8 million compared to $8.0 million for the first quarter of 2022. Total other expense, net includes interest expense and finance costs of $23.7 million for the first quarter of 2023, compared to $10.3 million for the first quarter of 2022. The increase in interest expense and finance costs was mainly attributable to the increase in the Partnership’s total average indebtedness and the increase in the weighted average interest rate compared to the first quarter of 2022. Total other expense, net also includes an unrealized net loss of $2.3 million resulting from the increase in the U.S. Dollar equivalent of our euro-denominated bonds issued in October 2021, partly offset by the change in the fair value of the relevant cross-currency swap agreements not designated as an accounting hedge.

Capitalization of the Partnership

As of March 31, 2023, total cash amounted to $99.8 million. Total cash includes restricted cash of $11.2 million, which represents the minimum liquidity requirement under our financing arrangements.

As of March 31, 2023, total partners’ capital amounted to $642.9 million, an increase of $4.5 million compared to $638.4 million as of December 31, 2022. The increase reflects net income for the quarter ended March 31, 2023 and the amortization associated with the equity incentive plan, partly offset by distributions declared and paid during the period in a total amount of $3.1 million, the repurchase of common units for an aggregate amount of $1.8 million and other comprehensive loss of $1.7 million resulting from the increase in the U.S. Dollar equivalent of our euro-denominated bonds issued in July 2022, partly offset by the change in the fair value of the relevant cross-currency swap agreement we designated as an accounting hedge.

As of March 31, 2023, the Partnership’s total debt was $1,553.9 million, before financing fees, reflecting an increase of $254.7 million compared to $1,299.2 million as of December 31, 2022. The increase is attributable to a $5.9 million increase in the U.S. Dollar equivalent of our euro-denominated bonds as of March 31, 2023, the drawdown of $108.0 million of a new financing arrangement to partly finance the acquisition of the M/V Itajai Express in January 2023, and the drawdown of $184.0 million under a sale and leaseback transaction to partly finance the acquisition of the LNG/C Asterix I in February 2023, partly offset by the scheduled principal payments for the period of $19.8 million and the early repayment in full of the CMBFL Facility for a total amount of $23.4 million. Following the repayment in full of the CMBFL Facility, ten vessels in our fleet are unencumbered.

Operating Surplus

Operating surplus for the quarter ended March 31, 2023, amounted to $36.3 million, compared to $37.3 million for the previous quarter ended December 31, 2022, and $44.6 million for the quarter ended March 31, 2022. We allocated $33.4 million to the capital reserve, an increase of $2.4 million compared to the previous quarter due to the increased debt amortization resulting from the drawdown of the M/V Itajai Express and the LNG/C Asterix I facilities, partly offset by the repayment in full of the CMBFL Facility. Operating surplus for the quarter ended March 31, 2023, after the quarterly allocation to the capital reserve, was $3.0 million.

Delivery of the M/V Itajai Express and the LNG/C Asterix I

On January 10, 2023, the Partnership took delivery of the M/V Itajai Express, the second of three 13,312 twenty-foot equivalent (“TEU”) container vessels we have previously agreed to acquire together with the LNG/C Asterix I. The vessel commenced its ten-year employment with Hapag Lloyd Aktiengesellschaft (“Hapag Lloyd”) and Hapag Lloyd maintains three two-year options to extend the charter. The acquisition of the M/V Itajai Express was funded through a combination of (a) a cash deposit of $6.0 million advanced in 2022 to Capital Maritime & Trading Corp. (the “Seller”), (b) $108.0 million of a Japanese operating lease with a call option (“JOLCO”) and (c) $8.5 million of cash at hand. The JOLCO amount consists of 70% debt and 30% tax equity, with escalating amortization, an eight-year term and a balloon payment of $84.5 million due in January 2031.

On February 17, 2023, the Partnership took delivery of the LNG/C Asterix I. The vessel commenced its seven-year employment with Hartree Partners Power & Gas Company (UK) Limited, which maintains an option to extend the charter by an additional two years. The vessel acquisition was financed through a combination of (a) a cash deposit of $12.0 million advanced in 2022 to the Seller, (b) $184.0 million of debt drawn under a sale and leaseback transaction with CMB Financial Leasing (the “2023 CMBFL Lease”) and (c) $34.0 million of cash at hand. The 2023 CMBFL Lease has quarterly principal repayments of $2.2 million, a tenor of ten years and the option to repurchase the vessel at a predetermined price after the first anniversary of the arrangement, together with a purchase option of $96.5 million at the expiration of the lease in February 2033.

Russia-Ukraine Conflict

Due to the ongoing conflict in Ukraine, the United States (“U.S.”), European Union (“E.U.”), Canada and other Western countries and organizations have announced and enacted numerous sanctions against Russia, and certain other countries or regions, to impose severe economic pressure on the Russian economy and government.

Current U.S. and E.U. sanctions regimes do not materially affect the business, operations or financial condition of the Partnership and, to the Partnership’s knowledge, the Partnership’s counterparties are currently performing their obligations under their respective time charters in compliance with applicable U.S. and E.U. rules and regulations.

Sanctions legislation has been changing and the Partnership continues to monitor such changes as applicable to the Partnership and its counterparties. The full impact of the commercial and economic consequences of the Russian conflict with Ukraine is uncertain at this time. Currently, the LNG market is benefiting from the energy security concerns amid the Russia-Ukraine conflict (see also Market Commentary Update below).

Management Commentary

Mr. Jerry Kalogiratos, Chief Executive Officer of our General Partner, commented:

“We have continued during the first quarter of 2023 to execute on our fleet renewal strategy, taking delivery of two newbuilding vessels: one 13,312 TEU eco container vessel with a ten-year charter attached, and one latest generation LNG/C with a seven-year charter attached. Furthermore, we have continued our debt optimization strategy, repaying early in full one more facility, and introducing a JOLCO into our debt sources. Finally, we have successfully secured a medium-term charter for the M/V Akadimos at an attractive rate. With this fixture, our next period charter expiration does not come before the first quarter of 2025.”

“Following the above, we currently have ten ships unencumbered and a fleet with a weighted average age of 6.8 years, while our remaining charter duration is also 6.8 years with a contracted revenue backlog of approximately $1.9 billion.”

Unit Repurchase Program

On January 25, 2021, the Board of Directors of the Partnership (the “Board”) approved a unit repurchase program, providing the Partnership with authorization to repurchase up to $30.0 million of the Partnership’s common units, effective for a period of two years through January 2023.

On January 26, 2023, the Board approved a new unit repurchase program, providing the Partnership with authorization to repurchase up to $30.0 million of the Partnership’s common units, effective for a period of two years through January 2025. During the quarter ended March 31, 2023 and since the launching of the new unit repurchase plan, the Partnership repurchased 129,258 common units at an average cost of $13.57 per unit.

The Partnership has repurchased a total of 901,470 common units since the launching of the first unit repurchase plan on February 19, 2021, at an average cost of $13.47 per unit.

Quarterly Common Unit Cash Distribution

On April 25, 2023, the Board declared a cash distribution of $0.15 per common unit for the first quarter of 2023 payable on May 12, 2023 to common unit holders of record on May 8, 2023.

Market Commentary Update

Container market

While the container charter markets saw a soft start to the year following the continuing weakness of the last months of 2022, charter rates have seen a modest rebound from mid-February 2023 onwards. At the same time freight rates have continued to soften amid faltering demand caused by economic headwinds, excess retail inventories in key regions and reduced port congestion. The Clarkson’s charter rate index stood at 112.3 points at the end of April 2023, 2.0 times the 2019 average, but down 73.8% compared to the same period last year. Container spot freight rates have softened on most trade lanes, with the Shanghai Containerized Freight Index (SCFI) at 999.7 points at the end of April, down 76.1% from a year ago, but up 23.3% from the 2019 average.

The container trade is projected to contract by 1.1% in 2023 and then increase by 3.3% in 2024. Fleet growth of 6.9% and 5.8% is expected in 2023 and 2024 respectively, but compliance with upcoming environmental regulations and delays in shipyards could weigh on available container ship supply. Contracting has slowed in the first quarter of 2023 and the orderbook stands at 916 units of 7,500,000 TEU, equivalent to 28.9% of total fleet capacity. Year-to-date, 26 container vessels with approximate capacity of 50,480 TEU have been scrapped, compared to 11 vessels in 2022 with approximate capacity of 15,890 TEU.

LNG market

Global LNG demand, which expanded significantly in 2022, continues its steady growth into 2023. Despite some short-term seasonal pressure in the LNG spot charter market in the first quarter of 2023, charter rates are higher compared to the same quarter of last year. Term charter rates stand at firm levels, with the 1-year term charter rate for a 174,000 cubic meter LNG carrier quoted at $175,000 per day at the end of April, evidence of structural market tightness.

Looking ahead, the outlook for the LNG carrier sector appears to be positive throughout 2023, with tonnage availability expected to tighten in the coming months. The tonne-mile trade is projected to grow by 4.5%, while the LNG carrier fleet capacity is expected to grow by 5% in 2023.

Conference Call and Webcast

Today, May 5, 2023, the Partnership will host an interactive conference call at 10:00 am Eastern Time to discuss the financial results.

Conference Call Details

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: +1 877 405 1226 (US Toll-Free Dial In) or +1 201 689 7823 (US and Standard International Dial In). Please quote “Capital Product Partners” to the operator and/or conference ID 13738605 . Click here for additional participant International Toll-Free access numbers.

Alternatively, participants can register for the call using the “call me” option for a faster connection to join the conference call. You can enter your phone number and let the system call you right away. Click here for the “call me” option.

Slides and Audio Webcast

There will also be a live, and then archived, webcast of the conference call and accompanying slides, available through the Partnership’s website. To listen to the archived audio file, visit our website http://ir.capitalpplp.com/ and click on Webcasts & Presentations under our Investor Relations page. Participants in the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of ocean-going vessels. CPLP currently owns 22 vessels, including seven latest generation LNG/Cs, 11 Neo-Panamax container vessels, three Panamax container vessels and one Capesize bulk carrier vessel. This excludes one 13,312 TEU container vessel that CPLP has agreed to acquire and is expected to be delivered in the second quarter of 2023.

For more information about the Partnership, please visit: www.capitalpplp.com.

Forward-Looking Statements

The statements in this press release that are not historical facts, including, among other things, the expected financial performance of CPLP’s business, CPLP’s ability to pursue growth opportunities, CPLP’s expectations or objectives regarding future distributions, unit repurchases, market, vessel deliveries and charter rate expectations, and, in particular, the expected effects of recent vessel acquisitions and the Russia-Ukraine conflict on the financial condition and operations of CPLP and the container and LNG industries in general, are forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. For a discussion of factors that could materially affect the outcome of forward-looking statements and other risks and uncertainties, see “Risk Factors” in CPLP’s annual report filed with the SEC on Form 20-F for the year ended December 31, 2022, filed on April 26, 2023. Unless required by law, CPLP expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, to conform them to actual results or otherwise. CPLP does not assume any responsibility for the accuracy and completeness of the forward-looking statements. You are cautioned not to place undue reliance on forward-looking statements.

CPLP-F

Contact Details:

Capital GP L.L.C.

Jerry Kalogiratos

CEO

Tel. +30 (210) 4584 950

E-mail: j.kalogiratos@capitalpplp.com

Capital GP L.L.C.

Nikos Kalapotharakos

CFO

Tel. +30 (210) 4584 950

E-mail: n.kalapotharakos@capitalmaritime.com

Investor Relations / Media

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. +1-212-661-7566

E-mail: cplp@capitallink.com

Source: Capital Product Partners L.P.

Capital Product Partners L.P.

Unaudited Condensed Consolidated Statements of Comprehensive Income

(In thousands of United States Dollars, except for number of units and earnings per unit)

	For the three-month periods ended March 31,
	2023	2022
Revenues	81,016	73,356

Expenses:
Voyage expenses	3,842	3,564
Vessel operating expenses	16,820	14,443
Vessel operating expenses - related parties	2,522	2,259
General and administrative expenses	2,783	1,549
Vessel depreciation and amortization	19,178	18,371

Operating income, net	35,871	33,170

Other income / (expense), net:
Interest expense and finance cost	(23,682)	(10,338)
Other (expense) / income, net	(2,161)	2,317
Total other expense, net	(25,843)	(8,021)

Partnership’s net income	10,028	25,149

General Partner’s interest in Partnership’s net income	170	441
Partnership’s net income allocable to unvested units	242	211
Common unit holders’ interest in Partnership’s net income	9,616	24,497
Net income per:
Common units, basic and diluted	0.49	1.26
Weighted-average units outstanding:
Common units, basic and diluted	19,728,416	19,373,881

Capital Product Partners L.P.

Unaudited Condensed Consolidated Balance Sheets

(In thousands of United States Dollars)

	As of March 31, 2023	As of December 31, 2022
Assets
Current assets
Cash and cash equivalents	$88,619	$144,635
Trade accounts receivable	2,836	2,102
Prepayments and other assets	8,354	7,534
Due from related party	2,201	3,636
Inventories	6,423	6,817
Claims	1,459	1,599

Total current assets	109,892	166,323

Fixed assets
Advances for vessels under construction – related party	6,000	24,000
Vessels, net	2,178,552	1,757,897

Total fixed assets	2,184,552	1,781,897

Other non-current assets
Above market acquired charters	28,304	32,320
Deferred charges, net	604	289
Restricted cash	11,218	10,213
Prepayments and other assets	3,644	5,722

Total non-current assets	2,228,322	1,830,441

Total assets	$2,338,214	$1,996,764

Liabilities and Partners’ Capital
Current liabilities
Current portion of long-term debt, net	$80,911	$73,213
Trade accounts payable	10,151	8,322
Due to related parties	2,816	1,016
Accrued liabilities	22,532	17,476
Deferred revenue	12,041	18,553

Total current liabilities	128,451	118,580

Long-term liabilities
Long-term debt, net (including $6,000 payable to related party as of March 31, 2023 and December 31, 2022)	1,461,515	1,215,865
Derivative liabilities	11,550	13,525
Below market acquired charters	91,193	10,368
Deferred revenue	2,654	—

Total long-term liabilities	1,566,912	1,239,758

Total liabilities	1,695,363	1,358,338

Commitments and contingencies	—	—

Total partners’ capital	642,851	638,426

Total liabilities and partners’ capital	$2,338,214	$1,996,764

Capital Product Partners L.P.

Unaudited Condensed Consolidated Statements of Cash Flows

(In thousands of United States Dollars)

For the three-month periods ended March 31,
	2023	2022
Cash flows from operating activities:
Net income	$10,028	$25,149
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation and amortization	19,178	18,371
Amortization and write-off of deferred financing costs	887	568
Amortization / accretion of above / below market acquired charters	1,509	2,962
Amortization of ineffective portion of derivative	(103)	—
Equity compensation expense	926	136
Change in fair value of derivatives	(1,192)	780
Unrealized bond exchange differences	3,539	(3,545)
Changes in operating assets and liabilities:
Trade accounts receivable	(734)	2,978
Prepayments and other assets	804	(1,227)
Due from related party	1,435	—
Inventories	394	(731)
Claims	140	485
Trade accounts payable	1,805	1,364
Due to related parties	1,800	657
Accrued liabilities	2,044	593
Deferred revenue	(3,858)	(165)

Net cash provided by operating activities	38,602	48,375

Cash flows from investing activities:
Vessel acquisitions, including time charters attached, and improvements	(335,224)	(860)
Expenses related to the sale of vessels paid	—	(1,984)

Net cash used in investing activities	(335,224)	(2,844)

Cash flows from financing activities:
Proceeds from long-term debt	292,000	—
Deferred financing costs paid	(2,351)	(112)
Payments of long-term debt	(43,189)	(22,476)
Repurchase of common units	(1,759)	(1,403)
Dividends paid	(3,090)	(2,961)

Net cash provided by / (used in) financing activities	241,611	(26,952)

Net (decrease) / increase in cash, cash equivalents and restricted cash	(55,011)	18,579

Cash, cash equivalents and restricted cash at beginning of period	154,848	30,987

Cash, cash equivalents and restricted cash at end of period	$99,837	$49,566

Supplemental cash flow information
Cash paid for interest	21,045	8,589
Non-Cash Investing and Financing Activities
Capital expenditures included in liabilities	4,326	539
Capitalized dry-docking costs included in liabilities	504	123
Deferred financing costs included in liabilities	118	—
Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	88,619	38,954
Restricted cash - non-current assets	11,218	10,612

Total cash, cash equivalents and restricted cash shown in the statements of cash flows	$99,837	$49,566

Appendix A – Reconciliation of Non-GAAP Financial Measure

(In thousands of U.S. Dollars)

Description of Non-GAAP Financial Measure – Operating Surplus

Operating Surplus represents net income adjusted for depreciation and amortization expense, exchange differences on Bonds and cash and cash equivalents, change in fair value of derivatives, amortization / accretion of above / below market acquired charters and straight-line revenue adjustments.

Operating Surplus is a quantitative measure used in the publicly traded partnership investment community to assist in evaluating a partnership’s financial performance and ability to make quarterly cash distributions. Operating Surplus is not required by accounting principles generally accepted in the United States (“GAAP”) and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with GAAP or as a measure of profitability or liquidity. Our calculation of Operating Surplus may not be comparable to that reported by other companies. The table below reconciles Operating Surplus to net income for the following periods:

Reconciliation of Non-GAAP Financial Measure – Operating Surplus	For the three-month period ended March 31, 2023	For the three-month period ended December 31, 2022	For the three-month period ended March 31, 2022
Partnership’s net income	10,028	21,126	25,149

Adjustments to reconcile net income to operating surplus prior to Capital
Depreciation, amortization, unrealized Bonds, cash and cash equivalents exchange differences and change in fair value of derivatives[1]	23,235	17,285	16,310
Amortization / accretion of above / below market acquired charters and straight-line revenue adjustments	3,055	(1,095)	3,118

Operating Surplus prior to capital reserve	36,318	37,316	44,577

Capital reserve	(33,350)	(30,987)	(31,064)

Operating Surplus after capital reserve	2,968	6,329	13,513

Decrease / (Increase) in recommended reserves	103	(3,238)	(10,467)

Available Cash	3,071	3,091	3,046

[1]	Depreciation, amortization, unrealized Bonds, cash and cash equivalents exchange differences and change in fair value of derivatives line item includes the following components:

•	Vessel depreciation and amortization;

•	Deferred financing costs and equity compensation plan amortization;

•	Unrealized Bonds exchange differences;

•	Unrealized cash, cash equivalents and restricted cash exchange differences; and

•	Change in fair value of derivatives.